Lisa Nosal To Call Writer Directly: +1 617 385 7602 lisa.nosal@kirkland.com	200 Clarendon Street Boston, MA 02116 United States +1 617 385 7500 www.kirkland.com	Facsimile: +1 617 385 7501

February 10, 2026

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Brian Szilagyi

Re:	Polen Credit Opportunities Fund Annual Report on Form N-CSR for the year ending April 30, 2025 File No. 811-23860

Ladies and Gentlemen:

This letter is sent on behalf of Polen Credit Opportunities Fund (the “Fund”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Fund’s Annual Report on Form N-CSR for the year ending April 30, 2025 (the “Annual Report”) communicated via teleconference to Lisa Nosal of Kirkland & Ellis LLP on January 15, 2026.

For convenience, we have set forth below the text of the Staff’s comments prior to each of the Fund’s responses. Capitalized terms used but not defined herein have the meanings set forth in the Annual Report. We acknowledge that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please note that revisions with respect to one portion of the Annual Report are applicable to all similar portions of the Annual Report.

1.	Comment: The Staff notes Item C.7.n.v. of the Fund’s April 30, 2025 Form N-CEN was not checked. Please discuss in correspondence whether the Fund complies with Rule 18f-4(e) with respect to unfunded commitments or considers unfunded commitments for purposes of computing asset coverage as defined in Section 18(h) of the 1940 Act.

Response: The Fund complies with, and as of the period covered by the aforementioned Form N-CEN did comply with, Rule 18f-4(e) with respect to any unfunded commitments (the extent of which was limited to the unfunded component of a single delayed draw term loan as of April 30, 2025). Accordingly, the Fund inadvertently did not check Item C.7.n.v. of the Fund’s April 30, 2025 Form N-CEN. The Fund intends to check Item C.7.n.v. on Form N-CEN going forward, to the extent it remains applicable to the Fund.

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United States Securities and Exchange Commission Division of Investment Management February 10, 2026 Page 2

2.	Comment: The Fund has significant loan investments. Please confirm whether any of the loans are covenant lite loans, the extent of the covenant lite loans and if the risks are adequately disclosed in the Prospectus.

Response: The Fund confirms that certain existing loans held by the Fund, including each broadly syndicated loan held in the current portfolio, are covenant lite loans; further, we expect the Fund to continue to target within its portfolio loans that are covenant lite. The Fund believes that the risks associated with acquiring covenant lite loans are adequately disclosed in the Fund’s Prospectus (see page 40 thereof).

3.	Comment: Please confirm if any of the loans held by the Fund are unitranche loans (aka co-lending arrangements). Last out lenders bear a greater risk in exchange for receiving a higher interest rate. Please provide disclosure in the notes to the financial statements so that reader of the financial statements will understand the risks associated with these investments. With respect to co-lending arrangements, please supplementally notify the staff of the following:

a.	Whether the Company has any specific accounting policies that applies to co-lending arrangements.

b.	How the valuation of these investments takes into account the payment prioritization and/or payment waterfalls.

c.	The impact of such arrangements on the calculation of interest income under the effective interest method.

d.	Whether any of the co-lenders, under these arrangements, are affiliates.

Response: Although the Fund is permitted to acquire unitranche loans (see page 26 of the Prospectus), the Fund does not presently hold any loans structured as unitranche loans. Furthermore, since its inception, the Fund has not held any loans structured as unitranche. To the extent the Fund invests a material amount in any unitranche loans in the future, in particular any “last-out” loans, the Fund would add disclosure to the notes in its financial statements to reflect the risks associated with these investments to the extent required by GAAP.

With respect to co-lending arrangements:

a.	The Fund has not adopted any specific accounting policies with respect to “co-lending arrangements.”

b.	Co-lending arrangements would generally be fair valued in accordance with the Fund’s valuation policies and procedures, including taking into account specific circumstances of the instrument that are believed to bear on the current fair value, in the same manner as other debt instruments held by the Fund. In this regard, the capital structure of the issuer would be considered, including, as applicable, any prioritization of payments.

United States Securities and Exchange Commission Division of Investment Management February 10, 2026 Page 3

c.	Not applicable.

d.	Not applicable.

4.	Comment: If the Fund has significant investments in bank loans, and the fund received consent fees, upfront origination fees and/or amendment fee income from such loans, which is different than interest income, ensure that such income amounts are disclosed appropriately in the notes to the financial statements along with the policy to recognize such income in accordance with applicable GAAP standards.

Response: Although the Fund has significant investments in bank loans, the amount of income received from any related fees (e.g., consent fees) did not exceed the materiality threshold for disclosure within the most recent financial statements. To the extent that such fee income in the future exceeds the materiality threshold for disclosure, the Fund would disclose such information in the notes to the Fund’s financial statements as well as include any other disclosure required consistent with GAAP (e.g., that the Fund’s policy is to recognize such income in accordance with applicable GAAP standards).

5.	Comment: Please discuss in correspondence why the Fund has not included the following required tax disclosure: “To disclose the tax basis components of dividends paid for the two most recent fiscal year ends.” See ASC 946-505-50-5. Please ensure future financial statements include these required disclosures.

Response: The Fund confirms that future financial statements will include these required disclosures.

6.	Comment: Note 1 in the notes to the financial statements indicates that the Fund has adopted Financial Accounting Standards Board Update 2023-07 – Segment Reporting, and that the Adviser, the Principal Executive Officer (“PEO”) and the Principal Financial Officer (“PFO”) of the Fund are deemed to act as the chief operating decision maker (“CODM”). Please explain how all personnel at the Adviser are “a group” for purposes of determination of the chief operating decision maker. Please cite applicable U.S. GAAP in the analysis and if the CODM was incorrectly identified, please correct in future reports with the Commission.

Response: The Fund has updated its CODM, including in its semi-annual report to shareholders for the period ended October 31, 2025 (the “Semi-Annual Report”), to be the Chief Executive Officer of the Adviser and the PEO and PFO of the Fund.

7.	Comment: Please confirm that, if an issuer of any of the Fund’s securities has the ability to pay a range of PIK interest, the current PIK and cash interest rates are disclosed on the Schedule of Investments along with the possible PIK interest range or the maximum PIK interest rate that could be paid. See AICPA Audit Risk Alert, Investment Companies, 2013/2014.

Response: The issuers of a limited number of the Fund’s holdings do have the ability to pay a range of PIK interest (both current holdings as of the date hereof as well as holdings reflected in the recent Semi-Annual Report); however, prior financial statements did not provide the disclosure requested above with respect to the PIK component of such holdings. Accordingly, with respect to any such holdings included in future Schedules of Investments within financial statements prepared on behalf of the Fund, the Fund will disclose the current PIK and cash interest rates along with the possible PIK interest range or the maximum PIK interest rate that could be paid.

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United States Securities and Exchange Commission Division of Investment Management February 10, 2026 Page 4

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to the undersigned at (617) 385-7602 or lisa.nosal@kirkland.com.

Sincerely,

/s/ Lisa Nosal
Lisa Nosal

cc:	Joel Weiss, Polen Credit Opportunities Fund Christine Catanzaro, Polen Credit Opportunities Fund Joshua L. McCarthy, Polen Capital Credit, LLC